[HOUSTON WIRE & CABLE COMPANY LETTERHEAD]

June 12, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Donald C. Hunt
Re:	Houston Wire & Cable Company File No. 333-132703

Dear Mr. Hunt:

        Pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we hereby respectfully request that the Commission grant acceleration of the effectiveness of our Registration Statement on Form S-1 (File No. 333-132703) so it may become effective at 3:30 p.m., Eastern Daylight Savings Time, on Wednesday, June 14, 2006, or as soon thereafter as possible.

        Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, we acknowledge:

  (i)
  that such declaration does not foreclose the Commission from taking any action with respect to the filing;

  (ii)
  that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve us from our responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  (iii)
  that we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
HOUSTON WIRE & CABLE COMPANY
		By:	/s/ NICOL G. GRAHAM Nicol G. Graham Chief Financial Officer
cc:	Charles A. Sorrentino Robert J. Minkus